May 31, 2019

James Major, Jr.
Chief Financial Officer
BMC STOCK HOLDINGS, INC.
8020 Arco Corporate Drive, Suite 400
Raleigh, NC 27617

       Re: BMC STOCK HOLDINGS, INC.
           Form 10-K for the fiscal year ended December 31, 2018
           Filed on February 28, 2019
           File No. 1-36050

Dear Mr. Major:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction